Room 4561

August 25, 2006

Mr. Ronald J. Domanico
Senior Vice President and Chief Financial Officer
Caraustar Industries, Inc.
5000 Austell Powder Springs Road, Suite 300
Austell, GA 30106

> **Re:** **Caraustar Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Filed August 8, 2006**
> **Form 8-K Filed May 2, 2006**
> **File No. 0-20646**

Dear Mr. Domanico:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Ronald J. Domanico
Caraustar Industries, Inc.
August 25, 2006
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8, Financial Statements and Supplementary Data

Note 1. Nature of Business and Summary of Significant Accounting Policies

Restricted Cash, page 48

1.   We note that you changed the classification of changes in restricted cash balances
        within your statements of cash flows and that this affected operating and investing
        cash flows for the years ended December 31, 2004 and 2003. Please tell us more
        about the reasons for this change and explain how you considered whether these
        changes should be reported as corrections of errors. As part of your response,
        explain how you considered the fact that your fiscal 2004 operating and investing
        cash flows appear to have been changed by approximately 10% and 34%,
        respectively.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 5. Discontinued Operations and Assets Held for Sale, page 10

2.   We note that you entered into an agreement to sell Sprague Paperboard, Inc. on
        April 21, 2006 and completed the sale on July 19, 2006. We further note that you
        indicated that a loss of approximately $6.9 million would be recognized in the
        third quarter and subsequently disclosed an upward revision of that loss in a Form
        8-K filed on August 21, 2006. Please explain to us how you evaluated
        impairment of the Sprague Paperboard asset group as of June 30, 2006.
        Specifically, explain to us why you do not believe that any impairment existed as
        of June 30, 2006 considering the timing of these events.

Form 8-K Filed May 2, 2006

Earnings Release Dated May 2, 2006

3. We note that you present non-GAAP measures in the "Non-GAAP Reconciliation – Adjusted Net Income and EPS" that exclude items that appear to be recurring. We do not believe that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Your current disclosures appear overly general and do not appear to provide substantive information regarding these concerns. Please explain to us how you have complied with this guidance as it relates to the narrative disclosures provided in the "Note" below the reconciliation. In addition, explain to us how you have met the requirements of Item 10(e)(1)(i) of Regulation S-K and the FAQ with respect to your presentation of "EBITDA."

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief